UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into (i) the Registration Statement on Form F-3 (File No. 333-252895) of China Natural Resources, Inc. (the “Company”), (ii) the Registration Statement on Form S-8 (File No. 333-266219) of the Company, and (iii) the Registration Statement on Form F-3 (File No. 333-268454), in each instance, filed with the U.S. Securities and Exchange Commission (the “SEC”), and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Share Combination

On May 27, 2025, the Company issued a press release discussing the foregoing matters, which is filed as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

Exhibits

Exhibit No.	Description
99.1	Press Release dated May 27, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: May 27, 2025	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer